UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ODYSSEY RE HOLDINGS CORP.
(Name of Subject Company (issuer))
FAIRFAX FINANCIAL HOLDINGS LIMITED
(Names of Filing Persons (offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
67612W108
(CUSIP Number of Class of Securities)

Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada M5J 2N7
(416) 367-4941
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Christopher J. Cummings
Adam M. Givertz
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario, Canada M5L 1E8
(416) 360-8484

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

FAIRFAX News Release
Stock Symbol: FFH (TSX and NYSE)
TORONTO, September 11, 2009
FAIRFAX COMPLETES $1 BILLION EQUITY OFFERING
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX and NYSE: FFH) has completed its previously announced public offering of 2,881,844 subordinate voting shares at a price of $347.00 per share, for gross proceeds of $1.0 billion and net proceeds, after commissions and expenses, of $983.0 million.
The subordinate voting shares were sold through a syndicate of dealers co-led by CIBC, as sole bookrunner, BofA Merrill Lynch and Scotia Capital that also included BMO Capital Markets, RBC Capital Markets, Cormark Securities, GMP Securities and Citigroup.
“We are very thankful for all the support we have received from our shareholders and the banking syndicate members for the largest equity funding in our 24-year history,” said Prem Watsa, Chairman and CEO of Fairfax. Mr. Watsa added, “We now look forward to proceeding with the Odyssey Re offer while maintaining holding company liquidity in excess of $1 billion in cash and marketable securities after the completion of the offer.”
Fairfax intends to use the net proceeds of the offering to fund the previously announced proposed acquisition of all of the outstanding shares of common stock of Odyssey Re Holdings Corp. that it does not currently own. There can be no assurance that such acquisition will be completed. If the acquisition is not successfully completed, Fairfax intends to use the net proceeds to augment its cash position, to increase short term investments and marketable securities held at the holding company level, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.
Odyssey Re stockholders and other interested parties are urged to read material that will be filed with the SEC and Canadian provincial securities regulators by Fairfax and Odyssey Re in connection with the proposed transaction when they become available because they will contain important information. Odyssey Re stockholders will be able to obtain such documents free of charge at the SEC’s web site, www.sec.gov, or www.sedar.com, or from Fairfax at 95 Wellington Street West, Suite 800, Toronto, Canada, M5J 2N7. This release is not a solicitation of any proxy.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

For further information contact:	Greg Taylor, Chief Financial Officer, at (416) 367-4941

Media Contact: Paul Rivett, Chief Legal Officer, at (416) 367-4941
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946